Exhibit 99.1

STORM CAT ENERGY CORPORATION

INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 and 2004

(Stated in Canadian Dollars)

(Unaudited)

NOTES TO US READERS

These financial statements have been prepared according to Canadian GAAP.  For US GAAP reconciliation please refer to the audited financial statements for the years ended December 31, 2004 and 2003.

BALANCE SHEETS

STATEMENTS OF LOSS AND DEFICIT

STATEMENTS OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

STORM CAT ENERGY CORPORATION
INTERIM CONSOLIDATED BALANCE SHEET
(Unaudited)
$Canadian

	September 30, 2005	December 31, 2004

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$10,322,950	$3,210,145
Accounts receivable
Other accounts receivable	168,795	0
GST recoverable	0	35,438
Revenue receivable	548,652	129,756
Prepaid costs and other current assets	95,642	66,900
	11,136,038	3,442,239

PROPERTY AND EQUIPMENT
Oil and gas properties (Note 3)
Undeveloped property	10,385,899	2,514,830
Developed property	9,079,840	890,227
Less accumulated DD&A	(3,019,683)	(24,313)
Oil and gas properties, net	16,446,056	3,380,744

Other property and equipment	763,044	113,276
Less accumulated depreciation	(82,255)	(19,218)
Total other property, net	680,790	94,058

Total property and equipment, net	17,126,845	3,474,802

OTHER ASSETS
Restricted Investments	236,605	0

	$28,499,488	$6,917,041

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$125,815	$0
Revenue payable	198,768	0
Accrued and other liabilities	1,540,471	723,705
	1,865,054	723,705

Asset retirement obligation	353,076	95,300

	2,218,130	819,005

STOCKHOLDERS’ EQUITY
Common stock, without par value (Note 4, 5)	31,360,069	7,562,437
Unlimited Common Shares Authorized
51,204,000 (2004: 16,280,357) Common Shares outstanding
Share subscriptions	27,500	27,500
Contributed surplus	397,083	367,589
Deficit	(5,503,294)	(1,859,490)
Total stockholders’ equity	26,281,358	6,098,036

	$28,499,488	$6,917,041

The accompanying notes are an integral part of these financial statements

STORM CAT ENERGY CORPORATION
INTERIM CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
(Unaudited)
$Canadian

	3 months ended September 30,		9 months ended September 30,
	2005	2004	2005	2004

OPERATING REVENUES
Oil and gas revenue	$1,491,054	$0	$3,359,515	$0

EXPENSES
Operating Costs
Gathering and Transportation	225,361	0	665,255	0
Operating	151,289	0	817,535	0
Production Taxes	88,906	0	202,878	0
DD&A	358,394	442	905,742	1,327
Mongolian property impairment (Note 3)	4,189	0	2,151,997	0
General and administrative
Investor relations and advertising	94,307	314	206,786	29,226
Professional fees	401,802	114,381	718,080	344,580
Transfer agent and regulatory fees	42,089	2,522	158,641	37,602
Office	495,264	13,135	751,159	43,951
Other general and administrative	142,238	(77,625)	405,171	123,084
Total operating expenses	2,003,838	53,169	6,983,243	579,770

	(512,785)	(53,169)	(3,623,729)	(579,770)

OTHER INCOME (EXPENSE)
Loss on foreign exchange	0	(1,068)	(20,075)	(2,116)
Gain on disposition of mineral property	0	0	0	859

NET INCOME (LOSS)	(512,785)	(54,237)	(3,643,804)	(581,027)

DEFICIT, BEGINNING OF PERIOD	(4,990,509)	(1,202,861)	(1,859,490)	(676,071)

DEFICIT, END OF PERIOD	$(5,503,294)	$(1,257,098)	$(5,503,294)	$(1,257,098)

LOSS PER SHARE	$(0.011)	$(0.005)	$(0.085)	$(0.059)

WEIGHTED AVERAGE NUMBER OF SHARES	46,831,840	11,038,469	43,034,232	9,884,175

The accompanying notes are an integral part of these financial statements

STORM CAT ENERGY CORPORATION
INTERIM STATEMENT OF CASH FLOWS
(Unaudited)
$Canadian

	3 months ended September 30,		9 months ended September 30,
	2005	2004	2005	2004

Cash flows from operating activities
Net income (loss)	$(512,785)	$(54,237)	$(3,643,804)	$(581,027)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation, depletion, amortization, and impairment	362,583	442	3,057,739	1,327
Currency translation adjustment on DD&A	(16,613)	0	670	0
Gain on disposition of mineral properties	0	0	0	(859)
Stock-based compensation	0	(129,639)	29,494	59,961
Changes in operating working capital
(Increase) decrease in
Revenue receivable	(37,801)	0	(418,896)	0
Other accounts receivable	(25,568)	0	(168,795)	0
GST recoverable	541	0	35,438	0
Prepaid and other current assets	191,158	0	(28,742)	0
Increase (decrease) in:
Revenue payable	21,635	0	198,768	0
Accounts payable, accrued and other liabilities	811,737	151,132	942,581	78,713
Net cash provided by (used in) operating activities	794,889	(32,302)	4,455	(441,885)

Cash flows from investing activities
Restricted Investments	(45,417)	0	(236,605)	0
Capital expenditures - oil and gas properties	(3,011,139)	0	(16,060,682)	(259,919)
Other capital expenditures	(321,962)	(316,557)	(391,993)	(591,601)
Net cash provided by (used in) investing activities	(3,378,518)	(316,557)	(16,689,280)	(851,520)

Cash flows from financing activities
Proceeds from disposition of mineral properties	0	0	0	20,000
Share subscriptions	0	12,500	0	(484,500)
Issuance of shares of stock for cash	9,402,180	15,000	23,797,631	2,031,260
Net cash provided by (used in) financing activities	9,402,180	27,500	23,797,631	1,566,760

Net increase (decrease) in cash and cash equivalents	6,818,550	(321,359)	7,112,805	273,355

Cash and cash equivalents and beginning of period	3,504,400	1,181,028	3,210,145	586,314

Cash and cash equivalents at end of period	$10,322,950	$859,669	$10,322,950	$859,669

The accompanying notes are an integral part of these financial statements

STORM CAT ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004
(Stated in Canadian Dollars)

Note 1                                                             Nature of Operations

The Company was incorporated under the laws of the Province of British Columbia on May 15, 2000 pursuant to the Business Corporations Act of British Columbia.  The Company adopted new Articles of Incorporation under the Business Corporations Act of British Columbia on May 21, 2004.  The Company changed its name to Storm Cat Energy Corporation in January 2004.

The Company is publicly traded on the TSX Venture Exchange under the symbol (“SME”) and as of October 3, 2005 on the American Stock Exchange under the symbol (“SCU”).  As at September 30, 2005, the Company is in the process of exploring its oil and gas properties in the United States of America, Canada and Mongolia. The recoverability of amounts shown for oil and gas properties are dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the properties, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition thereof.

Note 2                                                             Summary of Significant Accounting Policies

These interim financial statements are unaudited and have not been reviewed by the Company’s external auditors.

The consolidated financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarized below:

a)    Basis of Presentation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Storm Cat Energy (USA) Corporation, a foreign company incorporated in the United States and the accounts of its Mongolian business unit. All inter-company balances and transactions have been eliminated on consolidation.

b)    Equipment

Equipment is recorded at cost.  The Company provides for amortization of equipment using the declining balance method at the following annual rates:

Leasehold Improvements	50%
Computer equipment	20%
Computer software	20%
Office equipment	10%
Trucks and camp equipment	20%

One-half of the amortization rates are taken on assets acquired during the year.  Amortization on the trucks acquired for the work site and the equipment used on the site is included in oil and gas properties.

c)    Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are initially capitalized on a country-by-country (cost centre) basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

Costs capitalized, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves as determined by independent petroleum engineers. Petroleum products and reserves are converted to a common unit of measure, using 6 MCF of natural gas to one barrel of oil.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Proceeds from a sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion by more than 20%.  Royalties paid net of any tax credits  received, are netted with oil and gas sales.

In applying the full cost method, the Company performs a ceiling test on properties which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proved oil and gas reserves, as determined by independent engineers, based on sales prices achievable under existing contracts and posted, average reference prices in effect at the end of the year and current costs, and after deducting estimated future general and administrative expenses, production related expenses, financing costs, future site restoration costs and income taxes.

Effective January 2004, Accounting Guideline 16 “Oil and Gas Accounting – Full Cost” requires recognition and measurement process to assess impairment of oil and gas properties.  In the recognition of an impairment, the carrying value of a cost centre is compared to the undiscounted future net cash flows of that cost centre’s proved reserves using estimates of future oil and gas prices and costs plus the cost of unproved properties that have been excluded from the depletion calculation.  If the carrying value is greater than the value of the undiscounted future net cash flows of the proved reserves plus the cost of unproved properties excluded from the depletion calculation, then the amount of the cost centre’s potential impairment must be measured.  A cost centre’s impairment loss is measured by the amount its carrying value exceeds the discounted future net cash flows of its proved and probable reserves using estimates of future oil and gas prices and costs plus the cost of unproved properties that have been excluded from the depletion calculation and which contain no probable reserves.  The net cash flows of a cost centre’s proved and probable reserves are discounted using a risk-free interest rate.  The amount of the impairment loss is recognized as a charge to the results of operations and a reduction in the net carrying amount of a cost centre’s oil and gas properties.

d)    Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate.  Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation, are expensed.  Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated.  Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company’s commitment to a plan of action based on the then known facts.

e)    Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the period by the weighted average number of Common Shares outstanding during the period.  Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock.  The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method.  Fully diluted amounts are not presented when the effects of the computations are anti-dilutive due to the losses incurred.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

f)    Financial Instruments

The carrying value of cash, accounts receivable, accounts payable and accrued liabilities and due to related parties approximate fair value because of the short-term maturity of these instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

g)    Income Taxes

The Company uses the asset and liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current period.  Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

h)    General and Administrative Expenses

General and administrative expenses, not directly related to exploration activities, are charged to operations.

i)     Foreign Currency Translation

The Company’s functional and reporting currency is the Canadian dollar.   Monetary assets and liabilities that are denominated in a foreign currency are translated at the exchange rate in effect at the period end and capital accounts are translated at historical rates.  Income statement accounts are translated at the average rates of exchange prevailing during the period.  Translation adjustments from the use of difference exchange rates from period to period are included in the statement of operations.  Transactions undertaken in currencies other than the functional currency of the entity are translated using the exchange rate in effect as of the transaction date.

j)     Asset Retirement Obligation

Effective for fiscal years commencing after January 1, 2004, asset retirement costs and liabilities associated with site restoration and abandonment of tangible long-lived assets are initially measured at a fair value which approximates the cost a third party would incur in performing the tasks necessary to retire such assets.  The fair value is recognized in the financial statements at the present value of expected future cash outflows to satisfy the obligation (accretion expense) and the amortization of the asset retirement cost are recognized in the results of operations.

Note 3                                                             Oil and Gas Properties

k)    Oil and Gas Revenue

Sales of oil and gas revenue are recognized in the period in which the product is delivered to the customer and the price is determinable, persuasive evidence of an arrangement exists and collectability is reasonably assured.

Mongolia

On February 26, 2004, the Company signed a five-year Production Sharing Contract with the Petroleum Authority of Mongolia, which was ratified by the Mongolian Government on May 5, 2004.  The Company has exclusive rights for conducting coal bed methane gas operations in the petroleum areas in the South Gobi region of Mongolia.

On December 10, 2004, the Company entered into an Exploration Contract with the Petroleum Authority of Mongolia for the purpose of acquiring a second exploration block, known as the Tsaidam Block, which is within close proximity to Ulaanbaatar, the Capital of Mongolia.  The Tsaidam block is comprised of 5,536,893 acres of land.  The Company is required to spend US$600,000 on exploration work by December 31, 2005 to obtain the exclusive right and privilege to apply to the Petroleum Authority of Mongolia for a production sharing contract for any part(s) or all of the territory and lands within the contract area until June 30, 2006.

The Company acquired its Noyon coal bed methane (CBM) exploration license in the form of a Production Sharing Contract (PSC) with the Petroleum Authority of Mongolia in 2004.  Under the terms of the PSC, Storm Cat gained exclusive rights to explore and develop CBM resources located in parts of the petroleum exploration areas in the Noyon Uul region of Mongolia.  Storm Cat’s Noyon field exploration program commenced in the summer of 2004 and ended in early March of 2005.   The results have shown there is an estimated potential CBM resource of approximately 0.9 TCF.  The resource estimate is based on the volume of coal estimated to exist at depths shallower than 1,500 meter drill depth, combined with average gas contents obtained from desorption analyses.  While the potential resource is relatively large, no economic reserves have been identified.   As such, the Company has elected to impair the value of the asset as of June 30, 2005 in the amount of $2,151,997.

United States

Wyoming Leases

During the year ended December 31, 2004, the Company acquired a 100% working interest before payout and 90% working interest after payout in 1,481 acres of the Jamison/North Twenty Mile fields located in Campbell County, Wyoming, USA.  As consideration of the acquisition, the Company paid US$1.25 million.

On January 20, 2005, the Company, through its newly incorporated wholly-owned subsidiary, Storm Cat Energy (USA) Corporation, entered into a definitive Purchase and Sale Agreement with Palo Petroleum, Inc. (“Palo”) of Dallas Texas to purchase all of Palo’s right, title and interest in Palo’s NE Spotted Horse Field, located on the eastern portion of the Powder River Basin, approximately 35 miles northwest of Gillette, Wyoming, for a cash purchase price of US$8.55 million.  The acquisition includes Palo’s gas gathering subsidiary, Paso Gaso Pipeline, LLC, which provides gathering and compression services to the field. The effective date of the transaction is January 1, 2005, with closing occurring on February 28, 2005.

Alaska Leases

On January 10, 2005, the Company acquired an additional Petroleum and Natural Gas lease in the Cook Inlet region of Alaska.  These lands comprised 3,757 acres in Township 17 North, Range 1 West and are in close proximity of the existing 18,369 acres.  Consideration for the leases was in the form of paying Rentals in the amount of US$9,395.00.  The lease is valid until December 31, 2008.  Storm Cat has agreed to pay all future rentals in exchange for a 100% working interest (84.8% net revenue interest in Lease #ADL 389937).

The Company was the successful bidder on eight tracks in the Cook Inlet Alaska offered by the Division of Oil and Gas on May 18, 2005.  The Division of Oil and Gas will make a final determination of the acreage position after title review expected in early December 2005.

Canada

On February 15, 2005, the Company entered into a Farm-In agreement with Golden Eagle Energy Ltd. on a large exploration permit called “Moose Mountain” in eastern Saskatchewan.  This Saskatchewan Petroleum and Natural Gas Special Exploration Permit comprises 235,830 acres or 368 contiguous sections of land.  Storm Cat has farmed into Golden Eagle’s 50% working interest, which provides Storm Cat with a 45% working interest before payout and 30% working interest after payout.

Storm Cat paid Golden Eagle, the “Farmor,” $750,000 and agreed to pay 95% of the first two years work commitment of $500,000.  Furthermore, Storm Cat has agreed to pay 95% of the approximate $100,000 of technical and geological expenses incurred as programs are completed.

Payout provisions provide for Storm Cat, the “Farmee,” to recover 2.5 bcfe attributed to its 45% working interest share of petroleum substances produced from the Exploration Permit.  Restated, Storm Cat will receive 45% of the first 2.5 bcfe of production from the exploration permit area.  At payout, Storm Cat will convert to a 30% working interest in these lands.

On June 28, 2005, the Company entered into a Farm-In and Joint Venture Agreement (JVA) on 77,775 gross acres of Crown provincial lands and freehold mineral rights in the Elk Valley area in the southeast part of the province of British Columbia.  Under the JVA, Storm Cat has been granted access to all existing infrastructure and facilities and has committed to spend $2.0 million in the reactivation of existing wells and/or exploration and development expenditures in year one with an ultimate earning expenditure requirement of $12.0 million over three years at which point the Company will have earned a 50% working interest in the property.

Note 4                                                             Share Capital

During the year ended December 31, 2004, the Company changed its authorized share capital to an unlimited number of Common Shares without par value. At September 30, 2005, a total of 51,204,000 shares are issued and outstanding of which none are subject to escrow requirements.  All share and per share amounts included in these financial statements have been restated to show the retroactive effect of the stock split on March 28, 2005.

a) Outstanding Share Purchase Warrants as of September 30, 2005:

There are 10,334,500 share purchase warrants outstanding entitling the holders thereof the right to purchase one Common Share for each warrant held as follows:

Number of Shares	Date Issued	Exercise Price	Expiry Date
700,000	October 21, 2003	$0.065	October 21, 2005
865,000	October 18, 2004	$0.50	October 18, 2005
		$0.625	April 18, 2006
560,000	November 10, 2004	$0.775	November 10, 2005
954,000	December 17, 2004	$0.775	December 17, 2005
6,380,000	February 24, 2005	$2.60	February 24, 2007
937,500	September 27, 2005	$3.00	March 27, 2007

10,334,500

b) Outstanding Share Purchase Options:

The options listed below are governed by the terms of the Company’s Amended and Restated Share Option Plan dated for reference April 15, 2005. Under the Plan, the maximum aggregate number of Common Shares that may be reserved for issuance under options is 10% of the issued and outstanding Common Shares of the Company at the time of the option grant. Therefore, as at September 30, 2005, the Plan would accommodate a maximum of 5,120,400 options.

The Company has granted employees and directors and consultants Common Share purchase options with an exercise price equal to the market price of the Company’s shares on the date of the grant.

There are 3,930,000 share purchase options outstanding as of September 30, 2005 entitling the holders thereof the right to purchase one Common Share for each option held as follows:

Number of Shares	Date Issued	Exercise Price	Expiry Date
652,500	November 28, 2003	$0.30	November 28, 2008
377,500	March 3, 2004	$0.50	March 2, 2009
926,666	August 26, 2004	$0.50	August 25, 2009
200,000	October 21, 2004	$0.76	October 21, 2009
153,334	December 7, 2004	$1.275	December 6, 2009
200,000	January 10, 2005	$2.85	January 7, 2010
200,000	March 16, 2005	$1.945	March 16, 2010
200,000	April 15, 2005	$2.69	April 15, 2010
310,000	April 22, 2005	$2.22	April 22, 2010
400,000	April 29, 2005	$1.90	April 29, 2010
200,000	August 18, 2005	$2.60	August 18, 2010
100,000	September 22, 2005	$2.26	September 21, 2010
10,000	September 28, 2005	$2.54	September 28, 2010
3,930,000

c) Finder’s Fee Warrants – Private Placement – October 18, 2004:

There are 5,530 outstanding finder’s fees warrants to purchase 5,530 Common Shares. The finder’s fee warrants are exercisable at a price of $0.50 in the first 12  months and at a price of $0.625 per share in the remaining six months expiring on April 18, 2006.

d) Agent’s Warrants – Private Placement – December 17, 2004 :

There are 163,652 outstanding agent’s warrants to purchase 163,652 Common Shares. The agent’s warrants entitle the agent to purchase units at a price of $0.775 per agent’s unit for a period of 12 months ending on December 17, 2005. Each agent’s unit will entitle the agent to one additional one Common Share and one-half of one warrant. Each whole warrant will entitle the agent to purchase one further Common Share for a period of 12 months ending on December 17, 2005 at a price of $0.775 per share.

e) Finder’s Fee Warrants – Private Placement – February 24, 2005:

There are 165,996 outstanding finder’s fee warrants to purchase 165,996 Common Shares. The finder’s fee warrants are exercisable at a price of $2.60 per share expiring on February 24, 2007.

f) Agent’s Warrants – Private Placement – September 27, 2005:

There are 301,339 outstanding agent’s warrants to purchase 301,339 Common Shares.  The agent’s warrants are exercisable at a price of $2.40 per share expiring on March 27, 2007.

g) Exercised Warrants and Share Purchase Options:

During the nine months ended September 30, 2005, the following share purchase warrants and options were exercised:

•      1,600,000 share purchase warrants at a price of $0.065 for gross proceeds of $104,000

•      1,650,000 share purchase warrants at a price of $0.25 for gross proceeds of $412,500

•      2,409,520 share purchase warrants at a price of $0.50 for gross proceeds of $1,204,760

•      1,921,848 share purchase warrants at a price of $0.775 for gross proceeds of $1,489,432

•      64,730 share purchase warrants at a price of $2.60 for gross proceeds of $168,298

•      287,500 share purchase options at a price of $0.30 for gross proceeds of $86,250

•      125,834 share purchase options at a price of $0.50 for gross proceeds of $62,917

g)    The fair value of the stock-based compensation has been determined, using the Black-Scholes option pricing model with the following assumptions:

	2004	2003
Risk free rate	2.7%	3.0%
Dividend yield	0%	0%
Expected volatility	90.3%	223%
Weighted average expected stock option life	5 yrs	5 yrs

Option pricing models require the input of highly subjective assumptions  including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair  value of the Company’s stock options.

Stock-based compensation charges are expensed for stock options granted with a corresponding increase to contributed surplus.  Upon exercise of stock options, consideration paid on the exercise of stock options for the purchase of stock, together with the amount previously recognized in contributed surplus, is credited to share capital.

h) Private Placement:

On March 2, 2005, the Company closed a non-brokered private placement.  On closing, the Company issued a total of 6.4 million units at a post-split price of 1.95 per unit.  Each unit consists of one Common Share (a “Unit Share”) and one transferable Common Share purchase warrant (a “Warrant Share”).  Each Warrant entitles the holder to purchase one Common Share (a “Warrant Share”) at a price of $2.60 on or before February 24, 2007.  In connection with the private placement, the Company paid finders’ fees to five registered dealers comprising of $263,279.53 in cash payments and 82,998 finders’ fee units.  Each finders’ fee unit consists of one additional Common Share and one non-transferable Common Share purchase warrant.  Each warrant entitles the finder to purchase one Common Share at a post-split price of $2.60 per share on or before February 24, 2007.

i) Stock Split:

On March 28, 2005, the Company announced that shareholders of the Company approved a subdivision of the Company’s Common Shares at a general meeting held on March 24, 2005.  The last day of trading in the Company’s shares on a pre-split basis was March 30, 2005.  The Company’s shares commenced trading on the TSX Venture Exchange on a 2 for 1 post-split basis on March 31, 2005.

j) Private Placement:

On September 28, 2005 the Company completed a private placement financing arrangement.  The financing consisted of a total of 1,875,000 units priced at $2.40 per unit, for gross proceeds of $4,500,000, and 2,142,858 Flow-Through Common Shares priced at $2.80 per share, for gross proceeds of $6,000,000 (the “Offering”). Each unit comprises one Common Share and one-half of one Common Share purchase warrant. Each whole warrant is exercisable to purchase one additional Common Share at a price of $3.00 per share for a period of 18 months from closing. None of the securities distributed under the Offering may be traded on the TSX Venture Exchange or otherwise sold in Canada or to or for the benefit of a resident of Canada before January 28, 2006 unless permitted under Canadian securities legislation and the rules of the TSX Venture Exchange.  The TSX Venture Exchange has conditionally approved the subject private placement subject to the filing of final documents.

In connection with the Offering, the Company paid agents’ commissions to three registered dealers, consisting of approximately $787,500 in cash payments and 301,339 agents’ warrants. Each agent’s warrant entitles the holder to purchase one Common Share of the Corporation at a price of $2.40 per share on or before March 27, 2007.

The Company will use the net proceeds from the sale of the units to further its exploration and development program in the Powder River Basin, Wyoming and for general corporate purposes. All of the proceeds from the sale of Flow-Through Common Shares will be used to incur exploration and development expenses which qualify as CEE under the Income Tax Act (Canada), with the Corporation’s current principal focus in Canada being on its project in Elk Valley, British Columbia.

Note 5                                                             Related Party Transactions

The Company incurred the following charges with directors and officers of the Company, companies with common directors:

	2005	2004
Private Placement fee	$180,000
Property Evaluation		$22,341

Note 6                                                             Foreign currency risk:

The Company is exposed to fluctuations in foreign currencies through its operations in Mongolia and in the United States of America. The Company monitors this exposure, but has no hedge positions.  As at September 30, 2005, cash totalling $5,313,133 was held in US dollars and $828 in Mongolian Tugrog.

Note 7                                                             Income Taxes

At December 31, 2004, the Company has accumulated non-capital losses totalling $1,245,346 which may be applied against future years taxable income.  These losses expire as follows:

2007	$27,262
2008	90,606
2009	101,985
2010	199,707
2014	825,786

$1,245,346

At December 31, 2004, the Company also has incurred Canadian and foreign exploration and development expenses of $3,423,146 which may be applied against certain future taxable income at various rates per year.

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2004	2003

Future income tax assets
Non-capital losses	$443,592	$157,838
Temporary difference	1,787	860
Exploration and development expenses	72,879	0

	518,258	158,698
Less: valuation allowance	(518,258)	(158,698)

	$0	$0

The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is more-likely-than-not that sufficient taxable income will not be realized during the carry-forward periods to utilize all the future tax assets.

Note 8                                                             Subsequent Events

On October 20, 2005, the Company agreed to sell to U.S. and Canadian investors 5,092,328 Common Shares of the Company at a price of US$2.15 (CDN $2.529) per share. In addition, each investor will receive a Common Share warrant exercisable for three tenths (3/10) of a Common Share, for each Common Share purchased in the private placement, and each full warrant will be exercisable until October 25, 2007 at an exercise price of US$2.52 (CDN $2.9643) per share.  The closing of the financing is subject to the acceptance of the TSX Venture Exchange and satisfaction of customary terms and conditions.

The securities offered in the private placement have not been registered under the Securities Act of 1933 or any state securities laws, and unless so registered may not be offered or sold in the United States, except pursuant to an exemption from, or in a transaction subject to, the registration requirements of the Securities Act of 1933 and applicable state securities laws.

An EGM was held October 20, 2005.  The following resolutions were passed by the shareholders:

•                  Hein + Associates LLP appointed as the Company’s auditors

•                  The Company is authorized to issue in one or more private placements during the twelve month period commencing October 20, 2005 up to a maximum of 46,877,412.

•                  Amended the Amended and Restated Share Option Plan to:

•                  Fix the aggregate number of Common Shares reserved for issuance under the plan to 7,000,000

•                  Add a cashless exercise option

See Company’s Information Circular dated September 21, 2005 for detailed resolutions.